Exhibit 12.1
LIONS GATE ENTERTAINMENT CORP.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Nine Months Ended
	December 31,			Year Ended March 31,
	2009		2008	2009	2008	2007		2006	2005
Fixed charges:
Interest expense	$40,765		$24,908	$34,275	$29,899	$29,839		$29,758	$25,696
Capitalized interest	4,519		7,546	10,319	6,951	4,782		942	741
Estimation of the interest within rental expense	3,998		4,304	5,635	5,848	5,713		5,496	5,253

Total fixed charges:	$49,282		$36,758	$50,229	$42,698	$40,334		$36,196	$31,690

Earnings:
Add:
Income (loss) before equity interests and income taxes	$7,532		$(138,918)	$(166,686)	$(75,845)	$25,757		$(10,111)	$26,035
Fixed charges (calculated above)	49,282		36,758	50,229	42,698	40,334		36,196	31,690
Amortization of capitalized interest	6,038		3,356	5,921	4,778	1,164		385	—
Deduct:
Capitalized interest	(4,519)		(7,546)	(10,319)	(6,951)	(4,782)		(942)	(741)

Total earnings	$58,333		$(106,350)	$(120,855)	$(35,320)	$62,473		$25,528	$56,984

Ratio of Earnings to Fixed Charges (1)	1.2	x	(1)	(1)	(1)	1.5	x	(1)	1.8	x

(1)	“Earnings” include pretax income from continuing operations before non-controlling interests or equity interests plus (a) fixed charges and amortization of capitalized interest minus (b) interest capitalized. “Fixed charges” consist of interest expensed, interest capitalized and an estimate of interest within rental expense.

We had pretax losses for the years ended March 31, 2009, 2008, and 2006 and for the nine months ended December 31, 2008 and as a result, the ratio of earnings to fixed charges was less than one to one. Earnings were insufficient to cover fixed charges by $171.1 million, $78.0 million, and $10.7 million for the years ended March 31, 2009, 2008, and 2006, respectively, and by $143.1 million for the nine months ended December 31, 2008.